SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.

APIMEC 2020

NOVEMBER 26, 2020

Braskem



Braskem Idesa Petrochemical Complex



Braskem

DISCLAIMER ON FUTURE STATEMENTS

This presentation contains forward-looking statements. Such information is not only historical facts, but they reflect the goals and expectations of Braskem's management. The words "advance", "believe", "expect", "foresee", "intend", "plan", "estimate", "project", "goal" and similar are prospective statements. Although we believe that these forward-looking statements are based on reasonable assumptions, these statements are subject to various risks and uncertainties, and are made taking into account the information to which Braskem currently has access to.

This presentation is updated until September 30, 2020 and Braskem is not under any obligation to update it with new information and/or future events.

Braskem is not responsible for operations or investment decisions that are made based on the information contained in this document.

AGENDA

Braskem

- **2020 Results**
  Pedro Freitas (CFO)
- **Braskem Idesa**
  Stefan Lepecki (CEO of Braskem Idesa)
- **Petrochemical Scenario**
  Rosana Avolio (Investor Relations Leader)
- **Sustainable development**
  Jorge Soto (Leader of Sustainable Development)
- **Transform for Value**
  Celso Procknor (Leader of Transform for Value)
- **2021 Priorities**
  Roberto Simões (CEO)
- **Q&A**

2020 Results
Pedro Freitas (CFO)

Braskem

In 2020, we stayed focused on our five clearly defined strategic pillars

Strategic pillar	GOALS
PRODUCTIVITY AND COMPETITIVENESS	▪ Braskem as a first quartile operator
FEEDSTOCK AND SUPPLIER DIVERSIFICATION	▪ Achieve balance between liquid and gas bases, increasing flexibility
GEOGRAPHICAL DIVERSIFICATION	▪ Increase global capacity, with operations outside Brazil representing more than 50% of EBITDA
PEOPLE, INNOVATION, GOVERNANCE AND REPUTATION	▪ Recognition of Braskem as a global, sustainable, innovative company with a focus on people
CAPITAL ALLOCATION / FINANCIAL DISCIPLINE	▪ Maintenance of strong level of liquidity

Source: Braskem

We improved performance in safety and in 2020, we are close to Best in Class

1) Productivity and Competitiveness

Personnel Safety - Accident Rate CAF[1] + SAF[2]

(events/1MM HH[3])

Benchmarks: ACC[4] (3.25) and *Best in Class* (~0.80 - 0.90)


0.80
1.03
1.07
1.31
-31%
0.91
2016
2017
2018
2019
YTD20[5]
Performance close to *Best in Class*

Process Safety - Accident Rate TIER 1

(events/1MM HH[3])

Benchmarks: ACC[4] (0.45) and *Best in Class* (~0.10 - 0.20)


Performance in line with *Best in Class*
0.22
0.14
0.12
0.15
-40%
0.09
2016
2017
2018
2019
YTD20[5]

SAFE performance is and will always be central to Braskem's operations, being a PERMANENT AND NON-NEGOTIABLE VALUE
In 2020, better performance in safety is explained, mainly by the actions of the Human Reliability program

Source: Braskem. Note (1): CAF: *Com afastamento* (With leave). Note (2): SAF: *Sem afastamento* (Without leave). Note (3): Events per million hours worked. Note (4): ACC: American Chemistry Council. Note (5): YTD20: Accumulated for the year up to October 2020.

Industrial operations in Brazil and the US have returned to normal, after a temporary reduction in 2Q20

1) Productivity and Competitiveness

Petrochemical Crackers in Brazil

Utilization Rate (%)

Global Average for Ethylene: 85%[1]



Normalization in 3Q20, due to the recovery of demand for resins in the Brazilian market
Temporary reduction in 2Q20, due to the impact of COVID
+17 p.p.
90%
81%
70%
87%
2016-2019 (Average)
1Q20
2Q20
3Q20

PP Plants in the US + Europe

Utilization Rate (%)

Global Average for PP: 84%[1]



Normalization in 3Q20, due to the recovery of PP demand in North America
Temporary reduction in 2Q20, due to the impact of COVID
+8 p.p.
93%
93%
88%
96%
2016-2019 (Average)
1Q20
2Q20
3Q20

PE Plants in Mexico

Utilization Rate (%)

Global Average for PE: 84%[1]



In 2Q20 and 3Q20, 13% of the utilization rate in the quarter came from the Fast Track solution
+4 p.p.
81%
86%
80%
84%
2017-2019² (Average)
1Q20
2Q20
3Q20

The operational performance in Mexico will be addressed in greater detail in the chapter focused on Braskem Idesa

Source: Braskem. Note (1): External Consultants (2020). Note (2): In the case of Braskem Idesa, we used the average for 2017-2019, because in 2016 the asset was still in the process of ramp up.

We signed contracts with Petrobras to supply naphtha to the petrochemical crackers in Bahia and Rio Grande do Sul

1) Productivity and Competitiveness



Camaçari (Q1)
DCX (Q4)
ABC (Q3)
Triunfo (Q2)

Braskem has 4 petrochemical crackers in Brazil

The supply of naphtha for the ABC complex and ethane and propane for the DCX complex is still under discussion

Highlights:

- We signed contracts for the supply of **petrochemical naphtha** for Braskem's industrial units in **Bahia** and **Rio Grande do Sul**
- The contracts have a **5-year term** after the termination of the current contract (Dec/2020)
- Minimum annual volume of **650,000 tons** and, at the discretion of Petrobras, an additional maximum volume of up to 2.8 million tons per year
- Price: **100% of the ARA international reference**

Additionally, to guarantee access to the logistics system of naphtha in Rio Grande do Sul, Braskem also renewed the tankage contracts with Petrobras and for movement and tankage with Transpetro

Source: Braskem

We continue to move forward with our energy modernization projects and concluded new contracts that will increase our use of renewable energy

1) Productivity and Competitiveness

Energy Modernization Projects

Vesta Project: replacement of steam turbines by high-performance electric motors in the ABC petrochemical cracker

- **Description**: increases production efficiency
- **Physical Progress**: 71% until September/2020
- **Total investment planned**: BRL 210 MM, of which BRL 147 MM was already disbursed up to September/2020
- **Startup planned**: Engines: May/2021; Co-generation: Aug/2021

Project at the Neal plant (US): upgrade of electrical infrastructure at the Neal plant (US)

- **Description**: Mitigates safety risks and ensures operation reliability
- **Physical Progress**: 97%
- **Total investment planned**: USD 40 MM
- **Startup planned**: December/2020

Breakdown of Total Energy Consumption



(%)
Startup
Eólica EDF
(175,000 MWh/year)
Startup
Voltalia Solar power
(70,000 MWh/year)
Startup
Canadian Solar power
(263,000 MWh/year)
6.4%
93.6%
6.4%
93.6%
7.8%
92.2%
8.2%
91.8%
8.2%
91.8%
2019
2020e
2021e
2022e
2023e
Renewable Energy
Other Energy Types

The 03 renewable energy contracts signed by the Company place us close to reaching the mark of 1 million tCO2 emissions avoided

Source: Braskem

PUBLIC

We are radically transforming our core



Analytical and digitalized sourcing and procurement
Products tracked in real time
Pricing strategy supported by valuable analytics insights
More accurate demand forecasting driven by data
Predictive credit analysis performed through big data applications
Feedstock import decision supported by data insights
Blockchain in supply chain and logistics
Ship contracting supported by an intelligent tool
Process control and optimization leveraged by machine learning
Quality sampling tests substituted by a data model
Centralized information for supply chain and operations
Digitally-enabled account managers (GCs)
Predictive approach for maintenance
Capacity forecasting/ allocation and scheduling automatized and leveraged by data
Monitoring of market information to leverage strategic decision making

Braskem of the near future

… and creating new business models

Freight Marketplace

The future of freight service, connecting carriers and companies without an intermediary



Love Green
Edge
LoadShark

Customer Portal

An e-commerce platform for customers to manage their orders, transforming the way we do business in the chemical and polymer industry

Source: Braskem

PUBLIC

In the feedstock diversification, we move toward a more balanced profile between oil and natural gas sources

2) Feedstock and Supplier Diversification

Feedstock Profile by Production Capacity



(%)
20%
80%
3%
10%
38%
48%
3%
23%
33%
41%
3%
2%
22%
35%
38%
2%
3%
22%
39%
34%
2009
2015
2016
2019
2020
Ethanol
Flex
Gas
Propylene
Naphtha

Highlights:

- **Feedstock is a key element in the competitiveness of the petrochemical industry**, corresponding to a large part of the production costs
- Therefore, we constantly seek to diversify our feedstock matrix to **reduce the volatility of our bottom line**
- From 2020, due to the startup of the new PP plant in the US, **propylene will be the most relevant feedstock for Braskem**, surpassing the relevance of naphtha

Our strategy for diversifying feedstock aims to increase the profitability of the business and mitigate risks

Source: Braskem

In line with our supplier diversification strategy, we continue to acquire naphtha through supply agreements with international suppliers

2) Feedstock and Supplier Diversification

Purchases of Naphtha - Location of Suppliers

(%)

20+ suppliers of imported naphtha



62%
38%
53%
47%
43%
57%
37%
63%
62%
38%
2016
2017
2018
2019
9M20
Brazil
Imports

Highlights:

- Braskem has **flexibility in the supply of naphtha** and, depending on the current strategy, may increase or decrease the purchase volume of imported naphtha
- In the 1st semester of 2020, **we chose to buy a volume of domestic naphtha above the previous years,** due to a mutually beneficial opportunity with Petrobras
- On this occasion, Braskem obtained a discount on the price of the feedstock and Petrobras managed to operate its refineries at a higher utilization rate

This year, naphtha imports decreased compared to 2019, but continued to represent an important part of our total consumption

Source: Braskem

Abroad, we also have a diversified profile of feedstock suppliers

2) Feedstock and Supplier Diversification

	Braskem America	Braskem Europe	Braskem Idesa
Business Model	Non-integrated PP Business	Non-integrated PP Business	Integrated PE Business
Assets[1]	6 PP plants	2 PP plants	1 cracker and 3 PE plants
Feedstock	100% Propylene	100% Propylene	100% ethane
Production Capacity	2,020 kt/year of PP	625 kt/year of PP	1,050 kt/year of PE and Ethylene
Strategy	Supply flexibility through a variety of propylene sources, such as PDHs[2], refineries and crackers		Local supply, supplemented by imports
Number of suppliers	+15	+5	2+ with other suppliers under analysis

Source: Braskem. Note (1): In the US, Braskem also has a UTEC plant. Note (2): PDH means Propane Dehydrogenation Process.

With regard to geographical diversification, we had one of the most relevant achievements of the year, by starting commercial production at our new PP plant in the US (Delta)

3) Geographical Diversification

Delta Conclusion

- The new plant is located in **La Porte**, Texas, and has a production capacity of **450,000 tons per year**
- The project had a **safety performance in the 1st quartile**, as well as **excellent execution (cost and schedule)** in a challenging environment (COVID and hurricanes)
- The investment is in line with our **strategy for diversification of feedstock and geography**
- In **October**, production of our new PP plant in the United States (Delta) was **36,000 tons**, near the plant's monthly production capacity of about 38,000 tons

Delta Pellets









At the end of September, we organized Delta Day, an online event where we talked about the new PP plant in the US. The complete material can be accessed on the Company's IR website

Source: Braskem

With Delta's conclusion, we became an even more global company and now 40% of our total resins capacity is located outside of Brazil

3) Geographical Diversification

BRASKEM IS THE LEADER IN THE PRODUCTION OF THERMOPLASTIC RESINS IN AMERICAS...

Top 10 – Capacity of PE+PP+PVC in the Americas (kt/year)



Braskem
5,615 (65%)
3,070 (35%)
8,685
2º
6,776
3º
6,536
4º
4,858
5º
3,628
6º
3,560
7º
3,512
8º
2,940
9º
2,267
10º
1,862
With Delta (450 kt), 35% of our resins capacity in the Americas is located outside Brazil

... AND THE SIXTH LARGEST THERMOPLASTIC RESINS PRODUCER IN THE WORLD

Top 10 – Capacity of PE+PP+PVC in the World (kt/year)



1º
13,882
2º
12,866
3º
10,871
4º
9,950
5º
9,884
Braskem
5,615 (60%)
3,695 (40%)
9,310
7º
8,157
8º
7,930
9º
7,132
10º
5,835
With Delta (450 kt), 40% of our global resins capacity is located outside Brazil

Brazil Abroad

Source: External Consultants.

In Alagoas, we continue focused on ensuring the safety of people

4) People, Innovation, Governance and Reputation

SAFETY OF PEOPLE

- Removal of residents from risk areas and their resettlement
- Financial compensation
- Psychological support
- Maintenance actions in affected neighborhoods and safety for residents
- Actions to prevent disease proliferation through pest control and monitoring

SOLUTION FOR THE GEOLOGICAL PHENOMENON

- Collaboration with the investigation for the causes of the geological phenomena
- Drainage and sewage works
- Periodic monitoring of the soil in Alagoas
- Studies with sonars to assess the conditions in 35 Braskem salt mines
- Permanent closure works of salt mines

More than 1,000 PROFESSIONALS mobilized among social technicians, lawyers, engineers, psychologists, among others.

Source: Braskem.

Provisions[1] related to the geological event in Alagoas

4) People, Innovation, Governance and Reputation

1st Provision
January, 2020
(~R$3.4 billion)

- **~R$1.7 billion**: Support the relocation and indemnification of residents of the areas at risk located in the affected districts **(amount transferred to another Braskem bank account)**
- **~R$1.0 billion**: actions to monitor and close the salt mining wells (environmental)
- **~R$700 million:** other measures not covered by the Agreement

2nd Provision
July, 2020
(~R$1.6 billion)

- **~R$850 million:** possible assistance measures for residents of the new areas
- **~R$750 million:** additional expenses expected from the measures to definitively shutdown the salt mining activities in Maceió, the operation management and the relocation of properties included after technical analysis, among others

3rd Provision
September, 2020
(~R$3.5 billion)

- **~R$3.5 billion:** implementation of potential new measures related to the geological event in Alagoas. This amount includes the potential short-term and long-term impacts

The total balance of provisions was R$ 7.9 billion in 3Q20 - R$ 3.7 billion accounted in current liabilities and R$ 4.2 billion in non-current liabilities

- **In November 26, 2020, Braskem informed the market that became aware of a letter from the National Mining Agency (ANM) regarding measures for the closure of salt extraction activities in Maceió with the closure of the mine including the backfilling with solid material of a number of additional salt wells.**
- **For the implementation of the measures defined by ANM in the Letter and taking into account the preliminary information that the Company obtained to date and without the benefit of discussions with ANM, the Company estimates approximately R$3 billion in costs and expenses in addition to the amounts already booked.**

Source: Braskem. Note (1): The Company cannot predict with certainty future developments in respect of this matter or its related expenses, and the costs to be incurred by the Company may be different than currently estimated.

In people management, we are among the best employers in the Forbes ranking

Forbes

7 Brazilian companies are among the best employers in the world in 2020

- **Braskem** is among the 7 Brazilian companies that comprise the list of **best employers in the world according to Forbes**
- In total, **750 companies** from **45 countries** make up the ranking made in partnership with the Statista market research company
- Among the relevant points, questions were addressed about the **conduct of each company in the face of the COVID crisis**, the company's ecological footprint, talent development, gender equality and social responsibility

At Braskem, people are encouraged to build their own path, with numerous development opportunities and career possibilities

Source: Forbes Magazine.

We were recognized as one of the most engaged companies in open innovation

100 Open Corps is the network formed by the most engaged leading companies in transforming current reality.

- The international platform 100 Open Startups, which connects startups to large companies, announced the **ranking of 100 Open Corps, leading companies in open innovation in the country**
- For the third consecutive time, **Braskem was classified as one of the companies most engaged with startups in Brazil**
- The achievement of this recognition is the result of the **effort of different teams within the company,** such as Innovation & Technology, Digital Center and Braskem Labs
- Reference for the market, **Ranking 100 Open Corps considers objective criteria**, strictly linked to the business relations established between startups and large companies

For Braskem, innovation has a fundamental role and contributes to the understanding of new opportunities to contribute to improving people's lives through chemicals and plastics

Source: Top 100 Open Corps Ranking

In the governance part, an important achievement was the closure of external monitoring, after compliance with the commitments assumed with the DoJ and the SEC

2020 CERTIFICATE OF CONCLUSION OF MONITORING ISSUED BY MPF[1], DOJ[2] AND SEC[3]

2019
- AGU (Federal Attorney General's Office) & CGU (Federal Office of the General Comptroller) Leniency Agreement
- 3rd Monitoring Assessment
- Implementation of the 3rd package of Monitoring recommendations

2018
- 2nd Monitoring Assessment
- Implementation of the 1st and 2nd package of Monitoring recommendations

2017
- 1st Monitoring Assessment
- 1st Global Internal Audit
- Implementation of the 1st package of Monitoring recommendations

2016 Global Leniency Agreement (DOJ/SEC/MPF)

MAIN DELIVERIES

> 11,000 documents requested

> 400 interviews performed

> 1,100 transactions tested

> 80 revised corporate policies and guidelines, in addition to the Code of Ethics

> 40 revised processes including strengthening of the Compliance Program and Financial Controls

Source: Braskem. Note (1): MPF: *Ministério Público Federal* (Federal Public Prosecutor's Office). Note (2) DOJ: Department of Justice. Note (3): SEC: Securities and Exchange Commission

Braskem has been presenting positive free cash flow generation; the impact of WC[1] on cash flow in 2020 is timely and potentially will be reversed at the end of 4Q20

5) Capital Allocation / Financial Discipline

Free Cash Flow Generation

(R$ MM)



2,247
2,460
7,068
3,108
-757
2016
2017
2018
2019
9M20

Highlights:

- In the year to date, **free cash flow generation was negative in R$757 million**, mainly due to:
  - Cash consumption in the 1st semester of 2020, due to the change in the feedstock purchase strategy (lower purchase volume of imported naphtha)
- In 3Q20, Braskem resumed **positive free cash flow generation (R$747 million)** mainly explained by the increase in recurring EBITDA in the quarter and by the monetization of PIS/COFINS credits

The change in the feedstock purchase strategy impacts cash generation, because Braskem gets an extended payment term in the purchase of naphtha from foreign suppliers

Source: Braskem. Note (1): WC: Working Capital

Strong liquidity position, with most debt with long-term maturity

5) Capital Allocation / Financial Discipline

Debt Profile (US$ million) 09/30/2020(1)



APPROXIMATELY 50% OF DEBT DUE AFTER 2030
3,349
2,349
1,000
1,104
1,246
1%
52
8
3%
244
37
5%
28
405
5%
62
323
13%
132
966
3%
216
13
3%
210
17
17%
15
1,371
50%
11
4,141
09/30/2020 Cash
2020
2021
2022
2023
2024
2025
2026/2027
2028/2029
2030 onwards
Investment in R$
Investment in US$
Local currency
Foreign currency
Stand by

(1) It does not consider the amount of R$ 1.5 billion allocated to the Financial Compensation and Relocation Support Program in Alagoas

Source: Braskem

Debt Indicators

- Sufficient liquidity to cover debt maturities during the next **53 months**
- The average debt term is around **19 years**
- The weighted average cost of the debt is exchange variation **+ 5.2%**

Corporate Credit Rating - Global Scale

Agency	Rating	Outlook	Date
Fitch	BB+	Stable	07/03/2020
S&P	BB+	Stable	07/08/2020
Moody's	Ba1	Negative	07/13/2020

The resilience of our businesses added to our initiatives resulted in a reduction in our leverage, even in a down cycle of the petrochemical industry

5) Capital Allocation / Financial Discipline

Leverage (ex - Braskem Idesa)



(US$ MM)
Start of the down cycle of the petrochemical industry
1.95x
1.91x
2.06x
4.71x
5.84x
7.11x
-2.13
4.98x
6,139
3,155
6,031
3,153
5,129
2,486
5,369
1,140
5,906
1,011
6,332
891
6,153
1,175
2016
2017
2018
2019
1Q20
2Q20
3Q20¹
Net debt
EBITDA LTM
Leverage

- The **Company's net debt** level **remained in line** over the years
- However the **EBITDA** is impacted by the **down cycle of the petrochemical industry,** due to the reduction in international spreads
- Therefore, the **changes in the Company's leverage** are **associated with the sector's down cycle periods**

Source: Braskem. Note (1): For the purpose of calculating leverage, we considered 50% of the hybrid *bond* issued in July/2020 as *equity*.

We have adopted some measures to preserve cash, maintain financial strength and the resilience of our businesses

5) Capital Allocation / Financial Discipline

	Initiatives	Description	Status	
1	**Hybrid Bond Issuance**	• Issuance in the total volume of US$600 million, with **50% equity treatment** by S&P and Fitch	Issuance concluded in July/20	✓
2	**CAPEX Reduction**	• **Reduction of planned investments** for 2020 from US$721 million to approximately US$600 million	2020e = ~US$600 million	
3	**Fixed Costs Reduction**	• **Reduction of fixed costs** by approximately 10%, compared to 2019	Reduction of approximately 9% compared to the same period in 2019 (January to October/2020)	
4	**Working Capital Optimizations**	• **Working capital optimizations** under discussion with relevant suppliers	Ongoing conversation with relevant suppliers	
5	**Taxes Monetization**	• **Monetization of PIS/COFINS credits** of approximately US$300 million in 2 years	Monetization of approximately R$1 billion (January to September/20)	

Braskem is working on implementing measures to reduce its corporate leverage to be reassigned as an investment grade company

Source: Braskem

Braskem's EV/EBITDA multiple is discounted in relation to its Peers

5) Capital Allocation / Financial Discipline

EV/EBITDA[1] Indicator



Potential upside of the shares
Peers Average
9.0
7.4
9.3
8.6
9.1
Braskem
LyondellBasell
Dow
Westlake

Source: Braskem and *Bloomberg*. Note (1): Data base 09/30/2020

Highlights:

- **Braskem has similar characteristics to its main peers with public capital**, such as:
  - **Global company**, with industrial and commercial presence in several countries and continents
  - **Diversified feedstock profile**, which allows profitability of the business to be increased and risk to be mitigated
  - **Leadership position in the markets it operates**, among the largest petrochemical companies in the world
  - **Concrete contributions to Sustainable Development**, with relevant projects in relation to combating climate change and the elimination of solid waste
  - **Consistent cash generation throughout the cycle**

Braskem Idesa
Stefan Lepecki (CEO of Braskem Idesa)

Braskem

RECAP: Summary of our business in Mexico

Braskem Idesa (BI)

Overview:

- Joint Venture formed by **Braskem (75%)** and **Idesa Group (25%)**
- **Integrated petrochemical complex for the production of ethylene, high and low density polyethylene** in the city of Nanchital, state of Veracruz
- Production capacity: **~1.1 million tons/year of ethylene and polyethylene**
- Assets: **1 cracker, 3 PE plants and integration with utilities (energy, water and logistics)**
- Feedstock:
  - **Ethane** supplied through a **20-year contract with PEMEX**
  - **Delivery or pay clauses for PEMEX / take or pay clauses for Braskem Idesa**
- Startup: April **2016**
- Investment: **US$5.2 billion**
- Financing of **US$3.2 billion via Project Finance Limited-Recourse** with 17 banks

Largest petrochemical complex ever built in Latin America

Source: Braskem

Braskem Idesa is an important asset for the petrochemical industry and the Mexican economy

Braskem Idesa (BI)

PE market *vs.* Capacity of Braskem Idesa

(kt/year)

Braskem Idesa is Mexico's largest PE producer



Braskem Idesa has capacity to attend 47% of the Mexican demand
2,213
1,050
PE Mexican Market[1]
Braskem Idesa

Commitment to Mexico:

- Braskem Idesa has made Mexico's **largest private industrial investment in the last 30 years (US$5.2 billion)**
- The Petrochemical Complex in Mexico **generates important benefits for Mexico**, such as:
  - i. **quality jobs**, with ~830 direct jobs and ~2,200 indirect jobs
  - ii. significant positive impact on the **trade balance**
  - iii. high quality **polyethylene production**
- **Structured customer portfolio**, formed by more than 200 companies, providing high quality technical assistance in Mexico and **competitive exports to more than 40 countries**

Braskem Idesa Petrochemical Complex represents an important advance for the petrochemical industry in Mexico and adds value to the entire production chain in the country

Source: Braskem. Note (1): Data from 2019.

Braskem Idesa has strategic differentials that makes the business one of the most competitive in the petrochemical sector

Braskem Idesa (BI)

Integrated and global scale complex

- **Low cost** petrochemical complex with **"state-of-the-art" technology**
- **Global Scale Plants**



Ethane
Cracker
Ethylene
3 PE plants
1,050 kt/year

Commercially competitive and diversified

- **Strategic geographical position,** access to a deficient local market and exports on all continents
- **Consolidated customer portfolio**, formed by more than 200 active customers and synergies with Braskem's sales channels globally
- More than **60% of the sales are focused on the consumer** sector, resilient to the volatilities of the economy

Competitive feedstock

Ethylene Cash Cost[1] (US$/t)



Cost
The price is set by the marginal producer
Global Demand
Braskem Idesa has a competitive cost structure, which is similar to a plant in North America
Middle East (~200)
North America (~250)
Europe (~450)
China (~600)
Northeast Asia (~700-900)
~1,300
Supply
Price-Takers
Price-Makers

Source: Braskem. Note (1): External Consultants

Information about the feedstock supply contract

Braskem Idesa (BI)

Process

- The ethane supply agreement between Braskem Idesa and Pemex was the result of an **international public auction process** in which more than **30 Mexican and international companies participated**
- Braskem Idesa was the winner for **offering the best technical and economic proposal to Pemex**, and the main clauses and conditions were previously proposed by a group formed by Pemex and several government departments
- The formula, with international price references, used and proposed by Pemex to establish the price of ethane is **typical in long-term contracts for feedstock**
- This price **formula was approved by the Energy Regulatory Committee (*Comissão Reguladora de Energia*, CRE),** an independent regulator of the energy market in Mexico

Commitments

- The contract is governed by the **"take or pay" / "delivery or pay" model**, typical of long-term procurement associated with infrastructure investments, such as pipelines, petrochemicals or thermoelectric
- The **commitments** that are part of the contract are **common contractual clauses in contracts of this nature** and were reviewed by the project finance banks

The Company reinforces its commitment in the search for constructive solutions with Pemex for the situation of lack of ethane in Mexico

Source: Braskem

A clear plan to increase the supply of Ethane in the country; In Feb/20, we started to import ethane from the US

Braskem Idesa (BI)

	Capacity (kpbd[1])	Total
Fast Track I	12	
Fast Track II (Expansion)	+13	+25
Import Terminal	+40	+65



19%
20%
19%
61%
20%
19%
2020
2021
2023
Fast Track I
Fast Track II
Import Terminal

PE Plants in Mexico

Utilization Rate (%)



Start of ethane imports from the United States in February 2020
In 2Q20 and 3Q20, 13% of the utilization rate in the quarter came from the Fast Track solution
+4%
81%
0%
81%
86%
4%
82%
80%
13%
67%
84%
13%
72%
2017-2019 (Average)
1Q20
2Q20
3Q20
Fast Track
Pemex

In addition, Braskem Idesa is currently expanding its Fast Track operations, with the goal of reaching volumes of more than 20,000 barrels daily, which represents approximately 30% of the utilization rate in Mexico

Source: Braskem. Note (1): Thousands barrels per day.

Similar to previous years, Braskem Idesa has been showing strong and positive free cash flow generation and EBITDA Margin, even in a adverse scenario

Braskem Idesa (BI)

International Spreads PE - Ethane

(US$/ton)



1,115
1,185
1,221
868
857
146
184
243
160
144
969
1,001
977
708
713
2016
2017
2018
2019
2020e
PE US Spread
PE US
Ethane US

Free Cash Flow Generation and EBITDA Margin

(R$ MM and %)



55%
60%
47%
48%
53%
51%
34%
40%
1,018
1,631
921
527
2017
2018
2019
9M20
Free Cash Flow Generation
EBITDA Margin with Liquidated Damages
EBITDA Margin without Liquidated Damages

Source: Braskem

At the end of 3Q20, approximately 37% of debt maturities after 2030, with 6.15x leverage

Braskem Idesa (BI)



Braskem Idesa Debt Profile
09/30/2020
(US$ MM)
590
400
190
09/30/2020 Cash
3%
85
2020
9%
222
2021
7%
195
2022
9%
246
2023
10%
268
2024
17%
447
2025/ 2026
7%
171
2027/ 2028
37%
974
2029
Investment in US$
Project Finance Guarantees[1]
Foreign currency



Leverage (Braskem Idesa)
(US$ MM)
4,51x
3,98x
5,96x
6,55x
6,12x
6,15x
Start of the down cycle of the petrochemical industry
2,841
630
2017
2,462
619
2018
2,224
373
2019
2,298
351
1Q20
2,247
367
2Q20
2,267
369
3Q20
Net debt
EBITDA LTM
Leverage

Source: Braskem. Note (1): Refers to the usual guarantees of the financing type Project Finance (Debt Service Reserve Account and Contingent Equity)

Braskem Idesa priorities for 2021

Braskem Idesa (BI)

Feedstock	• **Complete the expansion** of the Fast Track ethane import project **from 12 kbpd[1] to 25 kbpd[1]** • **Approve and start the construction** of the project to develop an **Ethane Import Terminal** and a **pipeline to transport** it to the BI petrochemical complex • **Enable constructive solution with Pemex** regarding feedstock contract
Operational	• **Ensure a utilization rate of around 90%** of the total BI capacity • **Expand geographically the commercial activities**, in line with Braskem's diversification strategy and seeking a better business profitability
Financial	• **Optimize** the working capital to free up resources for the Company • **Reassess non-core assets** as a way to continue the deleveraging process • **Continue with Project Finance debt refinancing process,** with the aim of migrating to a Corporate model

Source: Braskem. Note (1): Thousands barrels per day.

Petrochemical Scenario
Rosana Avolio (Investor Relations Leader)

Braskem

In Brazil, the expectation for an improvement in the economic scenario may offer an opportunity to transfer export products to the domestic market

Petrochemical Scenario

Growth in Brazilian GDP[1]



%
1.3%
1.3%
1.1%
-4.7%
3.3%
2017
2018
2019
2020e
2021e

After economic retraction in 2020, due to COVID, the expectation is of growth and resumption of economic activity in several sectors, if the pandemic is controlled

Demand for Resins[2] in Brazil



MMT
Growth in demand in 2020, even with retracted economic activity
+0.5%
+3.4%
5.07
5.19
5.31
5.33
5.51
2017
2018
2019
2020e
2021e

Rapid recovery of resins demand in Brazil in the 2nd half of 2020, with the expectation of maintaining the growth in 2021

Average Exchange Rate[3]



R$/US$
-0.04
3.19
3.65
3.95
5.28
5.24
2017
2018
2019
2020e
2021e

After a strong devaluation of the Brazilian Reais in 2020, a slight drop is expected in 2021, due to the increased appeal to foreign investment through higher interest rates

Note (1): IBGE - Brazilian Institute of Geography and Statistics (History) and Central Bank - Focus Report of 11/13/2020 (Projection). Note (2): Resins: PE+PP+PVC. Note (3): Central Bank - Focus Report of 11/13/2020 (Projection).

Abroad, the control of the spread of COVID is a key factor in driving economic recovery

Petrochemical Scenario

US GDP growth[1]


%
Braskem is leader in PP in the US
2.2%
2.9%
2.2%
-6.1%
3.7%
2017
2018
2019
2020e
2021e

US PP Demand[2]
MMT

2017	2018	2019	2020e	2021e
7,8	7,8	7,7	7,3	7,8

+6.2%

The US economy is expected to grow in 2021, due to the combination of increased post-election confidence and encouraging vaccine news

Growth in Mexican GDP[1]


%
Braskem is leader in PE in Mexico
2.0%
2.0%
-0.3%
-9.0%
3.5%
2017
2018
2019
2020e
2021e

Mexico PE Demand[2]
MMT

2017	2018	2019	2020e	2021e
2.5	2.5	2.2	2.4	2.4

+0.9%

In Mexico, after two years of economic decline, the expectation is that the country will resume growth next year

GDP growth in the European Union[1]


%
2.4%
1.9%
1.3%
-8.6%
4.2%
2017
2018
2019
2020e
2021e

PP Demand in Europe[2]
MMT

2017	2018	2019	2020e	2021e
10.7	10.5	10.5	10.0	9.9

-1.1%

In the European Union, data points to a recovery in 2021, especially if the region control the progress of COVID

Note (1): IMF (Historical) and External Consultancies (Forecasts). Note (2) External Consultants.

In 2021, the difference between the prices of the main petrochemical feedstock (naphtha and ethane) may decrease, increasing the competitiveness of naphtha-based producers

Cenário Petroquímico

Oil (Brent)[1]



$/bbl
54
71
65
41
47
2017
2018
2019
2020e
2021e

In 2021, expectation of an increase in the price oil, due to the recovery of the global economy and the maintenance of production cuts by OPEC+ members

Natural Gas (Henry Hub)[1]



$/MMBTU
3.0
3.2
2.6
2.1
3.3
2017
2018
2019
2020e
2021e

Expectation of an increase in the price of Natural Gas next year, due to the lower production of Associated Gas[2]

Naphtha ARA[1] and Ethane Mont Belvieu[1]



$/ton
Naphtha ARA
Ethane USG
485
602
505
351
412
184
243
160
144
224
2017
2018
2019
2020e
2021e

The expectation of a shorter NGLs[3] balance brings better competitiveness for naphtha-based producers in 2021

Note (1) External Consultants. Note (2): The associated gas is that which, in the geological reservoir, is dissolved in oil or in the form of a gas cap. The non-associated gas is that which is free of oil and water in the reservoir. Note (3): NGLs: Natural Gas Liquids.

According to consultancies, China will concentrate capacity additions; however, delays/cancellations of projects may occur, reducing excess supply

Petrochemical Scenario

Growth in Supply/Demand - PE[1]

Capacity Additions by Region and Demand Growth (MMT)



4.5
4.9
3.3
-0.3
5.0
5.8
5.6
2.8
6,7
8,2
2017
2018
2019
2020e
2021e

Growth in Supply/Demand - PP[1]

Capacity Additions by Region and Demand Growth (MMT)



3.0
3.1
2.1
-0.2
4.0
3.6
2.5
2.6
5.8
7.2
2017
2018
2019
2020e
2021e

Growth in Supply/Demand - PVC[1]

Capacity Additions by Region and Demand Growth (MMT)



2.4
1.1
1.0
-2.7
3.1
0.4
1.1
0.5
2.3
2.2
2017
2018
2019
2020e
2021e

China | Asia (ex China) | North America | Middle East | Others[2] | Demand

Recently, external consulting firms have projected resins capacity additions above what actually was realized
PE[3] = ~25% / PP[3] = ~20% / PVC[3] = ~75%

Note (1) External Consultants. Note (2): Others: Europe, Africa, Russia and South America. Note (3): Considers recent history (2019 and 2020).

PUBLIC

Braskem

PE and PP operation rates may be impacted by new capacities, whereas growth is expected in PVC

Petrochemical Scenario

PE[1] Global Utilization Rate



(%)
86%
87%
87%
84%
83%
81%
2017
2018
2019
2020e
2021e
PE (50% of new capacities from China)

Addition of PE[1] Global Capacity (MMT)

5.8	5.6	2.8	6.7	8.2

Growth of PE[1] Global Demand (MMT)

4.5	4.9	3.3	-0.3	5.0

New PE capacities may start operation with negative impact on global utilization rates

PP[1] Global Utilization Rate



(%)
87%
89%
89%
84%
84%
82%
2017
2018
2019
2020e
2021e
PP (50% of new capacities from China)

Addition of PP[1] Global Capacity (MMT)

3.6	2.5	2.6	5.8	7.2

Growth of PP[1] Global Demand (MMT)

3.0	3.1	2.1	-0.2	4.0

New capacities may start operation, but global utilization rates must stay at healthy levels

PVC[1] Global Utilization Rate



(%)
82%
82%
83%
74%
78%
76%
2017
2018
2019
2020e
2021e
PVC (50% of new capacities from China)

Addition of Global PVC[1] Capacity (MMT)

0.4	1.1	0.5	2.3	2.2

Growth of PVC[1] Global Demand (MMT)

2.4	1.1	0.9	-2.0	3.0

Global PVC market should improve, with capacity additions lower than demand growth

Note (1) External Consultants.

PE spreads can be further pressured if all expected capacity additions actually go into operation

Petrochemical Scenario

Spread PE USA – Naphtha ARA[1]


US$/t
1,202
1,191
860
847
852
602
485
505
351
412
717
589
355
496
440
2017
2018
2019
2020e
2021e
Spread
Naphtha ARA
PE USG - Brazil Mix³

Spread PE USA – Ethane Mont Belvieu[1]


US$/t
1,185
1,221
868
857
864
1,001
977
708
713
639
184
243
160
144
224
2017
2018
2019
2020e
2021e
Spread
Ethane USG
PE USG - Mexico Mix⁴

Spread PVC Asia[1] - Naphtha ARA/EDC USA


US$/t
893
912
862
853
913
501
631
586
440
402
658
393
281
276
412
Spread Par in 2021
2017
2018
2019
2020e
2021e⁷
Spread²
Feedstock⁵
PVC Asia

Recently, resins spreads were healthier compared to the initial projection by external consultants
PE-Naphtha[6] = ~25%, PE-Ethane[6] = ~5% and PVC-Naphtha/EDC[6] = ~10%

Note (1) External Consultants. Note (2): PVC Asia - 0.23*3*naphtha ARA - 0.832*EDC USA. Note (3): PE USG Brazil Mix = 0.3*LDPE US + 0.3*LLDPE US + 0.4*HDPE US.
Note (4): PE USG Mexico Mix = 0.286*LDPE US + 0.714*HDPE US. Note (5): naphtha ARA and USG EDC. Note (6): Considers recent history (2018 and 2020).
Note (7): For 2021, spread par: PVC + (0.685*Soda Asia) – (0.480*Ethylene Asia) – (1.7*Electric Power Asia)

In relation to the PP spreads, the US remains the most profitable region

Petrochemical Scenario

Spread PP USA – Propylene USA[1]


US$/t
1,571
1,852
1,489
1,363
1,670
986
1,189
820
716
909
585
663
669
647
761
2017
2018
2019
2020e
2021e
Spread
PP USA
Propylene USA

Spread PP Europe – Propylene Europe[1]


US$/t
1,447
1,534
1,347
1,151
1,099
946
1,170
1,025
822
857
501
364
322
330
242
2017
2018
2019
2020e
2021e
Spread
PP Europe
Propylene Europe

Spread PP Asia – Naphtha ARA[1]


US$/t
1,077
1,206
1,034
912
1,017
485
602
505
351
412
592
605
529
561
605
2017
2018
2019
2020e
2021e
Spread
PP Asia
Naphtha ARA

Recently, the spreads of Asia-Naphtha[2] PP were healthier (~10%) compared to the initial projection by external consulting
While the spreads of PP-Propylene in the USA[2] and Europe[2] were in line with the initial projection

Note (1) External Consultants. Note (2): Considers recent history (2018 and 2020).

PUBLIC

Sustainable development
Jorge Soto (Leader of Sustainable Development)

Braskem

ALWAYS seeking INNOVATIVE AND SUSTAINABLE solutions

2002
CREATION OF BRASKEM

2007
Launch of the first polyethylene made with **100% renewable resources** and the first ethylene made from sugar cane

2008
Creation of the first plastic trophy for **Formula 1**, made from green polyethylene and designed by **Oscar Niemeyer**

2009
Creation of Formula 1 trophy with recycled resin **from material collected** during the qualifying session



2010
Launch of the I'm green seal and **inauguration of the green ethylene plant.**

Aquapolo and Agua Viva Project, one of the biggest water treatment system and **reuse in Brazil.**

Source: Braskem



SER+

2012

Launch of the **Ser+** (To be+) program to support **waste collectors** and promote recycling.

edukatu

Braskem is part of the **Dow Jones Sustainability portfolio**.

Edukatu Project: Education on conscientious consumption and sustainability.

2013

FAST COMPANY

2014

Braskem is **appointed as one of the 50 most innovative companies** in the world by Fast Company magazine, acknowledged for its research in bio-based products.

2015

Braskem LABS

Launch of **I'm green recycled resins.**

Launch of the **Braskem Labs** program

PRINTING THE FUTURE

Made In Space partner to produce objects by **3D printing** from green plastic.

Start of **green EVA** production.

Plastic cup **reverse logistics** program.

2016

2017

Plastianguis

Plastianguis program for awareness-raising about post-consumption in consumers.

Braskem emphasizes gl commitment with the **Circular Economy.**

Source: Braskem

Partnership with the **Philadelphia Eagles** team for collection, recycling and education project.



2018

2019

Inauguration of a bio MEG plant in Copenhagen.

Signatory of the **Alliance to End Plastic Waste.**

Solvent development from renewable source.

Partnership with **Join the Pipe** to distribute plastic bottles I'm green in the USA, Africa and EU.

2020

Production capacity **expansion of** green and recycled products.

Source: Braskem

2020: 10 years of Green PE - I'm Green

Braskem's plastic made out of a renewable feedstock: sugar cane

I'm green ™

Production capacity of **200 KTA**

Equivalents to

+ 600 Thousand tons of CO_2
captured/year

AWARDS

Chemical Week:
Best sustainable initiative at the Chemical Industry Financial Outlook & Sustainability Forum & Awards 2020.



Chemical Industry
Financial Outlook & Sustainability
Forum & Awards 2020
Chemical Week

*Recognized by the Economic Commission for Latin America and the Caribbean **(CEPAL)** of the United Nations (UN) as one of the most transformative cases in sustainable development in Latin America in the Industry & Energy category.*

Green PE for packaging applications



Caravelas
PILECCO NOBRE

GLOBAL POLICY of SUSTAINABLE development

For us, acting sustainably is **to meet the needs of all parties**, considering the immediate and future impacts.

This is **what guides all our activities** and our relationships with all the public.

The Policy sets a clear **Governance structure,** which involves the Board of Directors, Executive Board, and all team members.



Source: Braskem

Braskem

PUBLIC

OUR POLICY RELIES ON STRATEGIC PILLARS FOR ITS IMPLEMENTATION

PURPOSE

Improve people's lifes creating sustainable solutions of chemicals and plastics



Processes and resources more Sustainable

Portfolio of products and services more sustainable

Solutions to allow society to have a more Sustainable life

Strong **culture and management** aligned with the principles Sustainable Development

Source: Braskem



BRASKEM MACRO SUSTAINABLE Development GOALS

As a result of a long and structured consultation process considering the **vision of our target audience, relevant topics to our materiality matrix and the UN Sustainable Development Goals** (SDG), we have outlined our own macro goals that guide our attention and investments in innovation.

SUSTAINABLE DEVELOPMENT GOALS

Source: Braskem

WE IMPROVED THE ENVIRONMENTAL IMPACTS IN OUR PLANTS SINCE 2002 UP UNTIL 2020 (ESTIMATED)

ENERGY CONSUMPTION (GJ / t)

-4%


Equivalent to the consumption of
23 million houses per year

WASTE WATER (m^3 / t)

-36%


The amount of waste water generated by
31 million people in one month

WASTE (KG / t)

-63%


Equivalent to the amount of solid waste generated by
2,5 million people in one year

CARBON EMISSIONS INTENSITY (tCO_2e/t) (2008 a 2020)

-17%


Equivalent to
208 million
trees planted

WATER REUSE(%) (2011 a 2020)

+28%


Equivalent to
70 thousand
Olympic Pools

Source: Braskem

PRIVATE SOCIAL investment PROJECTS

SER+

Project for the promotion of social inclusion and social and economic development of waste collectors and strengthen work of cooperatives:

Increase post-consumption waste sent for recycling. Training, improving waste collectors' work environment and increasing their income

Our impact

- **+ 8 thousand** beneficiary waste collectors
- **~150** cooperatives addressed
- **+ 2 thousand** trained persons
- **+ 130 thousand** tons of commercial waste



Source: Braskem



Source: Braskem

GLOBAL VOLUNTEERING Program

SERVING TOGETHER TO IMPROVE PEOPLE'S LIVES

The **Volunteering Program** was set up as an opportunity to generate positive social and environmental impact in the surrounding of our operations and transform lives from practical work of our members in voluntary actions. Volunteers may participate in Scavenger hunts, a game in which they win points by performing actions in the community or in a campaign, a one-time action set up by Braskem lasting 1 to 2 days. In addition, we strengthen Braskem's position in the Circular Economy with WeCARE Week, a global volunteering week focused on this topic.

- **5** participating countries (Brazil, Mexico, United States, Germany and Netherlands)
- **26** cities
- **+ than 4.500** volunteers engaged
- **+ than 94 thousand** beneficiaries
- **26%** engagement
- **+ than 54 thousand** donated items
- **+ than 32 thousand** of volunteer work hours

*2019 data



Source: Braskem

ACKNOWLEDGMENTS

Proud to be Braskem

- Índice de Sustentabilidade Empresarial ISE
- Global Compact LEAD
- ÍNDICE S&P/B3 BRASIL ESG
- ROBECOSAM — We are Sustainability Investing.
- Índice Carbono Eficiente ICO2
- CDP A LIST 2019
- Índice CDP Brasil Resiliência Climática (ICDPR-70)
- WILL — Women in Leadership in Latin America
- EXAME FÓRUM 2019 Diversidade ETHOS

New cycle of long term improvements

Has started (2021-2025/2030/2050)



1 – Health and Safety
2 – Financial and Economic Results
3 – Plastic Waste
4 – Climate Change
5 – Operational Eco-Efficiency
6 – Social Responsibility and Human Rights
7 – Sustainable Innovation
Braskem
Dimension
Social
Environmental
Economic
Circular Economy

Source: Braskem

A strong ambition
In combating climate change and eliminating plastic waste

MITIGATING CLIMATE CHANGE

- Achieve **carbon neutrality by 2050**
- Provide a **15% reduction** in carbon emissions **by 2030**

2008-19
Most of the emissions reduction due to energy efficiency projects



-16,8%
-15,0%
100
83
71
0
Carbon Neutrality by 2050
2008
2019
2030
2050
GHG¹ Emission - Scope 1 + 2 (Base 100)

ELIMINATING PLASTIC WASTE

- Expand **I'm green™** portfolio aiming to include **300,000 tons** of thermoplastic resins and chemicals with recycled content by 2025; and, by 2030, **1 million** tons of such products
- By 2030, work to divert **1.5 million tons** of plastic waste away from incineration, to landfills, or environment.

Source: Braskem. Note (1): GHG: Green House Gases (Kt CO_2e)

We have a clear and flexible strategy to capture the best opportunities in…

CARBON NEUTRALITY

1 EMISSIONS REDUCTION

- **Reduction** of emissions focusing on **energy efficiency**, and increasing the use of **renewable energy** in current operations, establishing partnerships focused on innovation and technology

2 EMISSIONS OFFSET

- **Offsetting emissions** with potential investments in the **production of chemicals and polymers from renewable sources**

3 EMISSIONS CAPTURE

- **Capturing carbon emissions** through research and development for the use of **carbon emissions as a raw material**

CIRCULAR ECONOMY

MECHANICAL RECYCLING

CHEMICAL RECYCLING

- In the forefront of Circular Economy, Braskem will **continue to pursue its mechanical and chemical recycling projects**

Source: Braskem

Braskem

TOGETHER, WE WILL BUILD A **CARBON NEUTRAL CIRCULAR ECONOMY**



TRANS
FORM
FOR VALUE

Celso Procknor

Braskem

PUBLIC

Industry and Braskem contexts require, at the same time, greater efficiency in the allocation of our resources and enabled the possibility of capturing synergies

CONTEXT OF THE INDUSTRY AND BRASKEM AT THE BEGINNING OF 2020

DOWNTURN OF THE PETROCHEMICAL INDUSTRY + **RECOVERY OF INVESTMENT GRADE** + **COMPANY REORGANIZATION**



S&P Global Ratings

Brazilian Petrochemicals Producer Braskem Downgraded To 'BB+' From 'BBB-' On Consistently High Leverage, Outlook Stable

July 8, 2020

Moody's INVESTORS SERVICE

Rating Action: Moody's affirms Braskem's Ba1 ratings; changes outlook to negative

13 Jul 2020

FitchRatings

01 Jul 2020 | Downgrade

Fitch Downgrades Braskem's IDR to 'BB+'; Outlook Stable

Fitch Ratings-Chicago-02 July 2020:



Source: Braskem

In this scenario, we launched ***Transform for Value***, a program that aims to coordinate, accelerate and focus on the company's main improvement initiatives

Similar to the forms of a *Transformation Office*, the program has 4 main goals:


Consolidate Visions
Prioritize Resources
Communicate Results
TRANS FORM
FOR VALUE
Drive Implementations

Accelerating Braskem's metabolism

Source: Braskem

The consolidated vision of the improvement initiatives currently spread throughout the organization will encompass actions of various types and areas

SOURCES OF TRANSFORMATIONAL OR IMPROVEMENT INITIATIVES

TRANSFORM FOR VALUE
- Initiatives with program resource allocation

DIGITAL CENTER
- Initiatives led by Braskem's Digital Center

CONTINUOUS IMPROVEMENT
- Initiatives that seek continuous improvement without involving CAPEX

CAPEX C&P
- Projects that require CAPEX and target cost and/or productivity gains

ENERGY
- Competitive & sustainable energy initiatives

Phase logic to manage and communicate the progress of each one of the initiatives

RECURRING / ONE-TIME

In US$ Millions/year



Goal of recurring gains up to 2023
Phase 1 - Identified
Phase 2 - Planning
Phase 3 - Execution
Phase 4 - Ramp-up
Complete
EXPECTED GAINS

Source: Braskem

Example of initiative:
Redesign of Forecast-to-Stock and Order-to-Cash processes in SAM

Projected gains with FTS and OTC redesign
in R$ MM/year



400
0
Gains from revenue increase by avoiding loss of sales
Gains from increased product availability and reduced logistics costs
Gains from reduction in capital employed and inventory carrying costs
Logistic Granularity
Productivity Granularity
Tradeoff MI x ME
Error Reduction Forecast
Lost Sales
Safety Stock
Service Level Optimization
Products Portfolio
Production Frequency
Review of the transition matrix
Feedstock Safety Stock
Total

With these new processes and tools, we expect to ***increase revenue, reduce inventory levels and service costs,*** *and, at the same time,* ***increase the level of service and, consequently, client satisfaction***

Source: Braskem

Example of initiative:
Reliability days → loss and maintenance cost reduction

TRANSFORM FOR VALUE

BENCHMARK STUDY SHOWED THAT A SIGNIFICANT PART OF BRASKEM ASSETS ARE IN THE 3rd/4th QUARTILES IN COST OR EFFECTIVENESS OF MAINTENANCE

	1st QUARTILE	2nd QUARTILE	3rd QUARTILE	4th QUARTILE
CRACKERS *(7 assets/14% of total)*	x1/y1%	x2/y2%	x3/y3%	x4/y4%
PE *(19 assets/38% of the total)*	-	-	-	-
PP *(10 assets/20% of total)*	-	-	-	-
VINYLS *(8 assets/16% of the total)*	-	-	-	-
AROMATICS *(3 assets/6% of total)*	-	-	-	-
SPECIFICATIONS CHEM. *(3 assets/6% of total)*	-	-	-	-
	X1/50 assets *(Y1%)*	**X2/50 assets** *(Y2%)*	**X3/50 assets** *(Y3%)*	**X4/50 assets** *(Y4%)*

POTENTIAL GAINS WERE BROKEN DOWN BY ASSETS AND BY CAPTURE TYPE

Potential gains, by region and by type


RJ
AL
USA
SP
RS
BA
By region
By Type

Increased Reliability
- *Losses due to equipment failures, mechanical integrity, etc.*

Cost Optimization
- *Costs with materials, stoppages, spares and labor*

Potential gains of tens of millions of dollars per year (estimated ramp-up of up to 6 years)

Source: Braskem

Throughout 2021, we will bring more details about the evolution of the improvement pipeline and some of the initiatives we are implementing at Braskem



Braskem Reorganization
Transform for Value is announced in-house
TRANS FORM FOR VALUE
Communication about the program to the outside public
Transformation Office Concept
1st effort for prioritizing initiatives
Communication on goals and preliminary results
Q1 2021

Source: Braskem

2021 Priorities
Roberto Simões (CEO)

Braskem

PUBLIC

Braskem continues focused on seeking opportunities for growth, having a vast portfolio of new business projects, sustainability and innovation

NEW BUSINESS

- **Advancement of the ventures we developed** to try out new business models, such as:
  - An **e-commerce platform** for customers to manage their orders, transforming the way we do business in the chemicals and polymers industry
  - **Solution that connects carriers and companies** without an intermediary, being the future of freight service
  - An efficient and reliable **sleepers[1] solution** for the railway market
- **Analysis of potential M&A opportunities**, identifying potential synergies and designing a point of view on each transaction
- **Assessment of multiple opportunities for organic growth**, including through DBN[2] of our current assets
- Appreciation of basic chemicals and specialties chains

SUSTAINABILITY

- Evaluate opportunities for **expansion of our biopolymer business** (CO_2 Emission Compensation):
- Projects for the development of **chemical recycling** technology and expansion of production through **mechanical recycling** (Circular Economy):
  - **Mechanical:** construction of a waste washing and extrusion unit in São Paulo
  - **Chemical:** development of catalysts
- **Energy efficiency initiatives,** (CO_2 Reduction and water consumption):
  - **Replacing steam turbines** with electric engines in Bahia and Alagoas
  - **Generation of steam by burning biomass,** replacing fossil fuel in Alagoas

INNOVATION

- **Broad pipeline of Innovation and Technology (I&T) projects**, with 130+ projects contributing to the growth of our business
  - **Current pipeline of US$ 1.5 billion NPV** (Net Present Value) or US$ 0.5 billion RANPV (Risk Adjusted Net Present Value)
- **Digital Technologies radically transforming our core business**, with more than 20 transformational initiatives in execution
  - Making our operations safer
  - Gaining operational productivity
  - Improving the quality of our products
  - Improving our customers' satisfaction

Note (1): Sleepers: structural parts used in railways to guarantee rail support for trains. Note (2): DBN: Debottlenecking.

OUTLOOK BRASKEM | 2021 VERSUS 2020

Brazil

Crackers Utilization Rate	↑	Demand growth in Brazil
Sales volume	↑	Shifting product from export
Petrochemical spreads	↓	
Fixed Cost	↓	
Recurring EBITDA	↓	

United States

Utilization Rate (PP)	↑	New PP plant (Delta)
Sales volume	↑	
Petrochemical spreads	↑	
Fixed Cost	↓	
Recurring EBITDA	↑	

Braskem

Mexico

Utilization Rate (PE)	↑	*Ramp-up of "fast track" project*
Sales volume	↑	
Petrochemical spreads	↓	
Fixed Cost	↓	
Recurring EBITDA	→	

Europe

Utilization Rate (PP)	→
Sales volume	→
Petrochemical spreads	↓
Fixed Cost	↓
Recurring EBITDA	↓

Source: Braskem

Starting in 2021, Sustainability will be even more prominent in our corporate strategy

- PRODUCTIVITY AND COMPETITIVENESS
- FEEDSTOCK AND SUPPLIER DIVERSIFICATION
- GEOGRAPHICAL DIVERSIFICATION
- PEOPLE, INNOVATION, GOVERNANCE AND REPUTATION
- SUSTAINABILITY
- CAPITAL ALLOCATION / FINANCIAL SOUNDNESS

RATIONALE:

- Braskem's **business strategy is focused on sustainable development** since its creation in 2002
- The Company has a **broad portfolio of investments in projects related to Sustainability**, such as:
  - Global production and commercialization of **biopolymers** and **recycled resins (mechanical recycling)**
  - Development of **chemical recycling** technology
  - Use of **renewable energy** in current operations and focus on **energy efficiency**
  - Potential partnerships aimed at **capturing carbon emissions** to be used as raw material
- Promotes the monitoring of the implementation of **new goals related to the fight against climate change and the elimination of plastic waste**
- It is in line with the **challenges of the planet, society** and strengthens the Company's reputation

Source: Braskem

Our priorities for 2021

	GOALS
PRODUCTIVITY AND COMPETITIVENESS	▪ Continue improving performance in the safety of people and processes ▪ Implement the Transform for Value Program initiatives
FEEDSTOCK AND SUPPLIER DIVERSIFICATION	▪ Find constructive ways to resolve the ethane shortage situation in Mexico ▪ Continue ramping up the complementary ethane import solution from the USA
GEOGRAPHICAL DIVERSIFICATION	▪ Implement the commercial strategy for the new PP plant in the USA ▪ Maximize synergy between regions where Braskem has industrial presence
PEOPLE, INNOVATION, GOVERNANCE AND REPUTATION	▪ Continue with the advances of the Financial Compensation and Relocation Support Program in Alagoas ▪ Strengthen ESG practices, improving Braskem's reputation among *stakeholders*
SUSTAINABILITY	▪ Increase production volume and global commercialization of recycled resins ▪ Reduce CO2e emissions (scope 1 + 2) by implementing energy efficiency initiatives and use of renewable energy
CAPITAL ALLOCATION / FINANCIAL SOUNDNESS	▪ Maintain discipline in capital allocation and financial health during the downturn cycle ▪ Implement value creation initiatives

Source: Braskem

APIMEC 2020

NOVEMBER 26, 2020

Braskem



Braskem Idesa Petrochemical Complex

BRASKEM S.A.

22 Anos

Selo Assiduidade

APIMEC-SP

Platina

2020